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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

VASCULAR BIOGENICS LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

M 96883109

(CUSIP Number)

Thai Lee, 98 San Jacinto Boulevard, Austin, Texas 78701 (732) 868-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	M 96883109	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thai Lee Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,858,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,858,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,858,739 shared voting and shared dispositive power.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON (See Instructions) 00

SCHEDULE 13D

CUSIP No.	M 96883109	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thai Lee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☐ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,858,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,858,739

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,858,739 shared voting and shared dispositive power.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer Identity and Background

This Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, NIS 0.01 par value (“Ordinary Shares”), of Vascular Biogenics Ltd. (the “Issuer”).

The principal executive offices of the Issuer are located at 6 Jonathan Netanyahu Street, Or Yehuda Israel 60376.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed on behalf of Thai Lee Family Trust (the “Trust”) and Thai Lee (“Lee”) (and, collectively with the Trust, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is 98 San Jacinto Boulevard, Austin, Texas 78701.

(c)	The Trust is a trust formed under the laws of the State of New Jersey which maintains an address at 290 Davidson Avenue, Somerset, New Jersey 08873. Lee is the sole trustee of the Trust.

(d)	During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Trust is organized under the laws of the State of New Jersey. Lee is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of the Issuer’s securities described in this Schedule 13D as a result of the exercise by the Trust of certain remedies following a default by The Keffi Group VI LLC (“Keffi VI) of loan obligations as described in more detail under Item 4 below. The loans were funded by the personal funds of Lee and funds in the Trust available for investment.

Item 4.	Purposes of Transactions

On January 31, 2014, Lee, the Trust, Keffi VI and other parties entered into a Loan and Forbearance Agreement pursuant to which Keffi VI and another debtor issued (i) a promissory note to the Trust in connection with a loan made pursuant to such Loan and Forbearance Agreement and (ii) an amended and restated promissory note to Lee which replaced certain promissory notes previously issued to Lee. The Trust and Lee loaned additional amounts to Keffi VI and another debtor in August 2014 pursuant to a demand promissory note.

Page 4 of 7 Pages

The obligations of Keffi VI and the other debtor under the notes issued to the Trust and Lee were secured by, among other things, a pledge of the Ordinary Shares of the Issuer owned by Keffi VI. In connection with such pledge, Keffi VI, Lee, the Trust and JPMorgan Chase Bank N.A. (the “Intermediary”) entered into a Securities Account Control Agreement dated May 4, 2015 which provides that at such time as Lee and the Trust send a Notice of Exclusive Control to the Intermediary, the Intermediary may thereafter honor solely the orders of Lee and the Trust concerning the account in which the pledged Ordinary Shares are held. On January 19, 2016, following a default under the Loans, Lee and the Trust delivered a Notice of Exclusive Control to the Intermediary which gives Lee and the Trust the right to direct the vote and disposition of the Ordinary Shares of the Issuer held in the account.

The Loan and Forbearance Agreement provides that if the Issuer offers shares of its capital stock to the public, Keffi VI shall use reasonable efforts to cause VBL shares owned by Keffi to be listed for sale in the public offering and Keffi VI is required to use the proceeds of such sale to pay the Trust and Lee.

The Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act, as amended or (j) any action similar to those enumerated above; however, the Reporting Persons at any time and from time to time, may acquire additional securities or dispose of any or all of the securities owned by them depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Item 5.	Interest in Securities of the Issuer

(a)          The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is 4,858,739 shares, or approximately 21.6% of the class of securities identified in Item 1 based on 22,482,335 Ordinary Shares outstanding as of November 5, 2015, as reported in the Issuer’s Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission on June 9, 2016 under Rule 424(b)(5) promulgated under the Securities Act of 1933, as amended.

Page 5 of 7 Pages

(b)          The number of Ordinary Shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in Items 7 to 10 of pages 2-3 of this Schedule 13D and such information is incorporated herein by reference.

(c)          Except as described above, the Reporting Persons have not had any transactions in the class of securities reported herein during the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

No contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except the Loan and Forbearance Agreement, Security Agreement and Securities Account Control Agreement described in Item 4 above.

Item 7.	Material to be Filed as Exhibits

No. 1.	Exhibit

1.	Joint Filing Agreement.

2.	Securities Account Control Agreement dated as of May 4, 2015 among The Keffi Group VI LLC, Thai Lee, Thai Lee Family Trust and JPMorgan Chase Bank, N.A.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016

Thai Lee Family Trust

By:	/s/ Thai Lee
Name:	Thai Lee
Title:	Trustee

/s/ Thai Lee
Thai Lee

Page 7 of 7 Pages